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                       SECURITIES AND EXCHANGE COMMISSIONS
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15a-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2002

                               SCOTTISH POWER PLC
                 (Translation of Registrant's Name Into English)

               CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   X   Form 40-F ___
               -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ___ No   X
                -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

                           FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, dated November 5, 2002, regarding 2002/03 half year results including 2nd quarter to 30 September 2002.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  /s/ Scottish Power plc
                                                  ------------------------------
                                                  (Registrant)

Date November 5, 2002                         By: /s/ Alan McCulloch
     ------------------                           ------------------------------
                                                  Alan McCulloch
                                                  Assistant Company Secretary

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SCOTTISH POWER PLC

2002/03 HALF YEAR RESULTS including 2nd Quarter to 30 September 2002

..   A further quarter of improved financial and operational performance
..   Operating profit* increased by 83% in the half year
..   Improved financial ratios and stronger balance sheet
..   Firmly on track to achieve targets set, particularly for PacifiCorp

-----------------------------------------------------------------------------------------------
    Second       Second                                                       First      First
   Quarter      Quarter                                                        Half       Half
     01/02        02/03                                                       01/02      02/03
-----------------------------------------------------------------------------------------------
   1,605.3      1,209.4    Turnover ((Pounds)million)                       3,289.9    2,447.0
-----------------------------------------------------------------------------------------------
      46.7        227.8    Operating profit ((Pounds)million)*                247.0      450.9
-----------------------------------------------------------------------------------------------
     (45.5)       184.5    Profit / (loss)  before tax ((Pounds)million)**     59.8      336.6
-----------------------------------------------------------------------------------------------
         -            -    Exceptional item ((Pounds)million)                (120.1)         -
-----------------------------------------------------------------------------------------------
     (1.37)        7.34    Earnings / (loss) per share (pence)**               3.53      13.55
-----------------------------------------------------------------------------------------------
     6.835        7.177    Dividends per share (pence)                       13.670     14.354
-----------------------------------------------------------------------------------------------

*  Before goodwill amortisation
** Before goodwill amortisation and prior year exceptional item

All figures below are before the impact of goodwill amortisation and the prior year exceptional item unless otherwise stated. "Half year" relates to the six months to 30 September 2002, and "quarter" relates to the three months to 30 September 2002, unless otherwise stated.

Ian Russell, ScottishPower Chief Executive, said: "I am pleased to announce a further quarter of improved financial and operational performance. Our strong focus on delivering the strategic priorities set out earlier this year underpins an 83% increase in operating profit in the first half and has resulted in improved financial ratios and a stronger balance sheet. We are now firmly on track to achieve the targets we have set, particularly for PacifiCorp where we are aiming to double operating profit to $1 billion over the next three years".

FINANCIAL OVERVIEW

Turnover
Group turnover for the six months to 30 September 2002 was (Pounds)2,447 million, a decrease of (Pounds)843 million (26%) compared to the equivalent period last year, with (Pounds)442 million of this decrease relating to discontinued operations, including Southern Water and Thus and (Pounds)401 million relating to continuing operations. In PacifiCorp, turnover has decreased by (Pounds)479 million due to lower wholesale prices in the western US, offset in part by volume and rate increases including recovery of deferred power costs. PacifiCorp Power Marketing's (PPM) turnover increased by (Pounds)84 million including higher sales under its long-term contracts. Turnover in the Infrastructure Division is up by (Pounds)36 million mainly due to increased regulated income from higher sales to third party electricity suppliers. In the UK Division, the continuing low level of wholesale electricity market prices has been the principal reason for the (Pounds)43 million decrease in turnover.

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Operating Profit
Group operating profit increased by (Pounds)181 million to (Pounds)228 million in the quarter and by (Pounds)204 million (83%) to (Pounds)451 million for the first half of the year. For the six months, operating profit from continuing operations increased by (Pounds)253 million to (Pounds)437 million with the majority of this improvement relating to our US operations. PacifiCorp reported operating profit of (Pounds)275 million for the six month period, an increase of (Pounds)249 million on the prior year which included significantly higher net power costs. PPM contributed operating profit of (Pounds)11 million compared to a loss of (Pounds)6 million in the previous year. The Infrastructure Division operating profit of (Pounds)170 million is an increase of (Pounds)8 million mainly due to higher regulated revenues whilst the UK Division's results moved from break-even to a loss of (Pounds)20 million principally due to the impact of low market prices for wholesale electricity on our generation business. Southern Water contributed (Pounds)14 million prior to its sale in April 2002, compared to (Pounds)63 million from discontinued operations in the previous half year.

Interest
The net interest charge in the quarter was (Pounds)42 million and for the half year (Pounds)111 million, which is (Pounds)76 million lower than the charge for equivalent six month period in the previous year. The decrease to September 2002 is due to the substantially lower net debt following the sale of Southern Water, together with favourable exchange benefits from the weaker US dollar and lower US interest rates. The lower interest charge also includes a benefit of (Pounds)26 million associated with our dollar hedging strategy. As a result, interest cover for the half year for the group has improved from 1.3 times at September 2001 to 4.0 times at September 2002.

Profit Before Tax, Taxation and Earnings per Share
Half year profit before tax for the group increased by (Pounds)277 million to (Pounds)337 million whilst profit before tax from continuing operations improved by (Pounds)308 million to (Pounds)326 million. The tax charge of (Pounds)84 million represents an effective rate of tax of 25%, increased from the prior year rate of 21.5% on profits before goodwill amortisation and the exceptional item. This increase reflects a higher proportion of group profits being derived from our US operations with the effective rate benefiting from prior period tax planning activities including the financing structure of our US operations. Earnings per share were 13.55 pence for the half year, an increase of 10.02 pence, and 7.34 pence for the quarter compared to a loss per share of 1.37 pence for the equivalent quarter last year, an increase of 8.71 pence. Earnings per share for continuing operations were 13.14 pence for the half year, an increase of 11.93 pence, and 7.34 pence for the quarter compared to a loss per share of
2.66 pence for the equivalent quarter last year, an increase of 10.00 pence.

Cash Flow, Capital Expenditure and Net Debt
Operating cash flow for the six month period was (Pounds)621 million, an increase of (Pounds)268 million, mainly resulting from the improved operational performance in PacifiCorp. Net capital expenditure in the first six months was (Pounds)343 million, a decrease of (Pounds)270 million, of which (Pounds)108 million related to continuing operations and (Pounds)162 million related to discontinued operations. The capital spend of (Pounds)343 million comprised (Pounds)180 million in PacifiCorp, (Pounds)11 million in PPM, (Pounds)102 million in Infrastructure Division, (Pounds)35 million in UK Division and (Pounds)15 million in Southern Water. Net cash inflows from disposals of (Pounds)1,908 million mainly represent the proceeds from the sale of Southern Water, being the sale price of (Pounds)2,050 million less debt of approximately (Pounds)100 million assumed by the purchaser and expenses incurred as part of the sale. As a result, net debt at 30 September

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2002 was (Pounds)4,194 million, (Pounds)2,014 million lower than at 31
March 2002, with the benefit of a weaker dollar also reducing the sterling value of dollar debt. Gearing (net debt/shareholders' funds) decreased to 91%, from 131% at 31 March 2002.

Dividend
The second quarter dividend of 7.177 pence per share, payable on 16 December 2002, takes the half year dividends to 14.354 pence, consistent with our stated aim of a 5% annual increase in dividends to March 2003. The ADS dividend rate will be confirmed in a separate announcement today.

As stated at the time of announcing the disposal of Southern Water, with effect from the year ending March 2004, ScottishPower intends to target dividend cover, based on earnings before goodwill amortisation and exceptional items, in the range 1.5 - 2.0 times and ideally towards the middle of that range. ScottishPower will aim to grow dividends broadly in line with earnings thereafter.

PACIFICORP

PacifiCorp is our regulated US business, with a portfolio of over 8,000 MW of power from coal, gas, renewable and hydro resources, 15,000 miles of transmission lines, and a diverse customer base in six states. PacifiCorp is a leading regional integrated utility and is a key player in the Western Electricity Co-ordinating Council energy market.

Its strategic priorities are to:

..  Achieve ROE target / $1 billion EBIT by 2004/05 through:
   -  General rate cases
   -  Transition Plan
..  Manage risk and reward balance
..  Deliver excellent customer service

PacifiCorp reported an operating profit of (Pounds)141 million for the quarter, bringing operating profit for the half year to (Pounds)275 million, an increase of (Pounds)249 million compared to the equivalent period last year. The improved financial performance for the half year was as a result of regulatory rate increases and recoveries of excess power costs of (Pounds)55 million, significantly lower net power costs and other gross margin movements of (Pounds)235 million and continued progress with the Transition Plan which increased benefits in the half year by (Pounds)31 million. These improvements were partly offset by lower transmission revenues from reduced use of the transmission system by third parties of (Pounds)16 million and planned additional costs, primarily risk mitigation initiatives, of (Pounds)31 million, the benefits of which have contributed to the lower net power costs. Depreciation was higher by (Pounds)13 million, due to new investment activities. The previous year's results included an (Pounds)18 million benefit from provisions released on early repayment of a loan note receivable, which was not repeated this year.

Net capital expenditure for the half year was (Pounds)180 million, an increase of (Pounds)16 million compared to the equivalent period last year. The half year total comprised new generation spend of (Pounds)15 million, including completion of the construction of the Gadsby gas-fired generation peaking plant, expenditure on network growth of (Pounds)49 million, refurbishment of (Pounds)88 million and other capital projects of (Pounds)28 million. Full year capital

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investment is expected to be in the range of (Pounds)330 million to (Pounds)380 million ($500 million to $575 million), dependent on the timing of planning consents and other approvals.

Progress against priorities:

..  Achieve ROE target / $1 billion EBIT by 2004/05

PacifiCorp remains focused on its aim of achieving the ROE target / $1 billion EBIT by 2004/05 through a combination of general rate cases and benefits derived from the Transition Plan.

Since 31 March 2001, general rate increases of approximately $149 million per year have been awarded to PacifiCorp. In addition, PacifiCorp has been authorised to recover more than $309 million of net excess power costs plus on-going carrying charges. A request for $91 million in net excess power costs plus on-going carrying charges is pending in Wyoming and, in October 2002, $18 million was requested in Washington state, also for net excess power costs and carrying charges. In addition, approximately $31 million has been requested in Wyoming as part of a general rate case under review in conjunction with the power cost filing mentioned above.

In order to improve our regulatory returns going forward, work is under way internally and with regulators to maximise cost recovery by minimising cost disallowances and regulatory lag. To minimise future cost disallowances and thereby improve cost recovery, a major education programme has been implemented with PacifiCorp employees to ensure expenditures are necessary to meet our customer service obligations and are therefore recoverable. Regulatory lag concerns loss of value in the period between expenditures being incurred and subsequent recovery in rates. Along with designing our own processes to minimise this timing issue, we are working constructively with regulators on this topic.

Another key driver to doubling PacifiCorp's profitability is the Transition Plan. The Transition Plan remains on track and cumulative benefits total $164 million, more than halfway toward our goal of $300 million by 2004/05. A further $34 million in Transition Plan benefits were realised during the quarter, bringing the total for the half year to $47 million. The half year total included additional savings from procurement and fuel improvements, heat rate efficiencies in power stations, royalties from the sale of a synthetic fuel operation last year, as well as call centre efficiencies and other process changes. In delivering these benefits, investments are being made which include technology solutions that identify network faults more quickly, provide more efficient control of resources and enhance network reliability.

Our service territories in the western US, particularly in Utah, are experiencing some of the highest network load growth in the country. We are therefore making appropriate network investments to upgrade capacity and reliability. One such investment project is at the Wasatch Front near Salt Lake City. With load growth of some 30% over the last five years, we are expanding the network under a new $102 million programme over the next three years. In addition to $100 million already targeted for planned load growth, this incremental investment will provide the Wasatch region with a stable power supply and capacity for further natural growth, heat demand and emergency capacity. Such investments provide value to our customers through better service and to our shareholders

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through the returns on the increased rate base.

..  Manage risk and reward balance

During the summer months of 2002, the wholesale electric market in the western US returned to historic average spot pricing levels of between $18-$36 per MWh. We continue to see the benefits from our improved risk management systems at PacifiCorp. For example, despite the summer months of 2002 experiencing the highest peak demand on record in Utah, our existing and newly increased generation capacity, combined with our hedge portfolio, allowed us to closely control our net power costs. In the half year, 320 MW of new peaking plant capacity was commissioned by PacifiCorp at Gadsby and by PPM at West Valley (under lease to PacifiCorp) in Utah, further strengthening our position. We will continue to invest in weather, physical and other hedges to mitigate price and volume risk. PacifiCorp's bias has been to have a flat to slightly long energy resource position. In the longer-term, new resources as identified by our Integrated Resource Plan (IRP) will be sought in conjunction with regulatory support.

..  Deliver excellent customer service

Since the merger with ScottishPower in 1999, PacifiCorp has significantly improved customer service. This includes the introduction of customer guarantees and key performance standards similar to those in the UK. In recognition of our customer service focus, PacifiCorp recently was voted most improved electric utility in a survey of large and industrial customers, scoring among the top ten on all of the measures used by TQS Research of Atlanta, Georgia. PacifiCorp continues to achieve key performance standards for retail customers, meeting merger commitments to regulators and customer guarantees such as answering more than 80% of calls to service centres within 20 seconds.

Major projects underway:

PacifiCorp has initiated a number of major projects which together will enable it to achieve its allowed return, eliminate historical recovery issues, and prepare for infrastructure investments required over the next few decades for mandated air quality and hydro-electric re-licensing programmes.

..  Multi-State Process (MSP)

The MSP is designed to resolve how prudently incurred costs are allocated among the states in which PacifiCorp operates. A multi-state collaborative process is underway to derive solutions to different state cost allocation methodologies for existing assets and benefits as well as agreement on the allocation of future resources. The participants have a goal of reaching consensus by December 2002, with state-specific implementation in 2003.

..  Regulatory Strategy Project (RSP)

PacifiCorp's RSP, which commenced last year, is focused on improving its ability to recover costs in rates and in creating an internal company environment that is centred on regulation and systematically improving cost recovery company-wide. Implementation

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of this plan is expected to be a permanent part of PacifiCorp's ongoing employee communications and education strategy.

..    Integrated Resource Plan (IRP)

To manage future generation needs and meet environmental objectives, PacifiCorp is also completing by the end of December 2002 an IRP, which is designed to determine the low-cost, low-risk solution to provide resources for our future energy load requirements in conjunction with acknowledgement by our state public utility commissions. The IRP selects the optimal solution from a mix of renewable, fossil fuel, market purchase and demand side management choices. Any new generation or other asset called for by the IRP is expected to be included in PacifiCorp's future rate base.

..    Clean Air Act & hydro-electric re-licensing

PacifiCorp is in discussion with state and federal environmental agencies and state public utility commissions related to US Clean Air Act requirements at PacifiCorp's seven thermal plants, as well as the re-licensing of some of its hydro-electric facilities. We anticipate significant investments will be needed at PacifiCorp's operations over the next 25 years to ensure system reliability and safety. Prudently incurred costs are expected to be included in PacifiCorp's future rate base.

..    RTO West

As a leading participant in a proposed regional transmission organisation called RTO West, PacifiCorp and nine other utilities received approval of their filing in September 2002 from the Federal Energy Regulatory Commission (FERC). Under the proposal, which FERC called "Best in Class" among all the RTO filings in terms of the proposed design, structure and thoroughness of approach, the filing utilities will retain ownership of their transmission assets. As proposed, RTO West will help stabilise electricity transmission in the western part of the United States and Canada, while providing a reasonable level of return for future transmission investments.

INFRASTRUCTURE DIVISION

The Infrastructure Division, our regulated UK wires business, is the UK's third largest distribution company and comprises the distribution and transmission networks in our Scottish service area, and the distribution network in Manweb, some 115,000 circuit km in total. Its strategic priorities are to:

..    Be at or near the regulatory efficiency frontier
     -  outperform operating cost targets
     -  achieve better than planned output from capex
..    Achieve high standards of customer service
..    Invest consistently to add value

In the quarter, the Infrastructure Division's operating profit was(Pounds)91 million, giving operating profit for the half year of (Pounds)170 million, an increase of (Pounds)8 million compared to the equivalent six month period in the previous year. Higher regulated income of (Pounds)9 million and operating cost reductions of (Pounds)4 million were in part offset by increases in

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depreciation, rates and insurance costs.

Infrastructure Division incurred net capital expenditure of (Pounds)102 million for the half year, an increase of (Pounds)35 million. Of this, (Pounds)62 million related to upgrading and renewing the network, (Pounds)32 million related to new infrastructure to increase the capacity of the system and (Pounds)8 million to other capital projects. Forecast net capital expenditure for the full year is expected to be around (Pounds)220 million.

Progress against priorities:

..    Be at or near the regulatory efficiency frontier
     -  outperform operating cost targets
     -  achieve better than planned output from capex

In line with our strategic objectives, we expect to be at or near the regulatory efficiency frontier for the next price review period beginning April 2005. Cash cost savings of (Pounds)75 million due by March 2003 have been achieved at the half year reflecting our increased commercial focus within the business. As previously announced, the Infrastructure Division has identified the potential for a further (Pounds)33 million of operating cost savings by 2003/04. The savings are being achieved by ensuring costs are appropriately allocated to capital projects through our asset manager / service provider model implemented last year, and through a benchmark review of call centre services, more efficient use of contractors, more effective use of site start arrangements and flexible day working, as well as other initiatives.

We are committed to improving the performance of our network. In addition to existing work programmes, we have developed and introduced an Overhead Line Programme, representing an investment of (Pounds)12 million which will deliver 1,110 km of newly built, upgraded or refurbished network. This represents an increase of 380 km of newly built network over the previous year. This initiative will improve the condition and performance of the network and will improve the robustness of the network during severe weather events.

Changes in working practice have helped us achieve better than planned output from capital expenditure. An example of this is our switchgear replacement programme where the adoption of industry best practices, including the introduction of a programme office and the utilisation of new materials has allowed us to achieve a 10% output improvement.

..    Achieve high standards of customer service

We continue to focus on the delivery of high standards of customer service. We have introduced improvements to customer communications which include greater accuracy and usefulness of information for customers in relation to supply interruptions.

Our current performance, as measured by Ofgem's Customer Satisfaction Survey, is above average and places us in the "incentive" band. Our work and effort is currently directed to ensure that we maintain this position and receive the associated financial benefit defined by Ofgem within its Information and Incentives Programme.

A pilot scheme has been launched to provide specialist teams which are focussed on the

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restoration of network faults. These teams have adopted flexible working practices and the pilot results have been positive.

..    Invest consistently to add value

Capital expenditure to date contributes to our continually growing asset base. Significant progress has been made in the Berwick & Borders Investment Programme. This (Pounds)11 million investment programme remains on track for completion by March 2004. Of the 33 kV programme 40% of circuits have been built or are under construction. This work programme has been accelerated to avoid the 2003/04 winter. Similarly, 50% of the 11 kV circuits have been built or are under construction.

Construction work started on the new Gretna 275/132 kV substation. This (Pounds)13 million project is the first stage of a major reinforcement of the Borders/Galloway transmission system. The project will provide the primary source of power to the Dumfries & Galloway area after the closure of BNFL's Chapelcross Power station.

As regards interconnectors the Moyle Interconnector to Northern Ireland, commissioned on 1 January 2002, continues to perform well. Final system testing associated with the Scottish section of the upgrade to 2,200 MW of the Anglo-Scottish interconnector was completed in the quarter. Final completion of this upgrade awaits National Grid Company's completion of the second Yorkshire Line, scheduled for autumn 2003.

UK DIVISION

The UK Division is our competitive generation, trading and retail business. The Division manages activities across the energy value chain, maximising value from a diverse energy portfolio of some 5,000 MW of coal, gas, hydro and wind powered plants through to our national customer base of over 3.5 million customers, via an integrated commercial and trading activity that acts to balance and hedge energy needs. The strategic priorities of the UK Division are to:

..    Enhance margins through our integrated operations
..    Grow customer numbers and improve customer service
..    Make selective investments using proven knowledge and skills

The UK Division reported an operating loss for the quarter of (Pounds)11 million and an operating loss for the half year of (Pounds)20 million, compared to a break-even position last half year. In the six months to 30 September 2002, supply increased its profit by (Pounds)11 million. Retail home area electricity profits improved by (Pounds)12 million and retail gas and out of area electricity profits improved by (Pounds)10 million, before increased depreciation, customer capture costs and higher investment in energy efficiency schemes, totalling (Pounds)11 million. In generation, the adverse impact of lower electricity wholesale prices has led to a reduction in profitability of (Pounds)31 million. This loss excludes benefits associated with the renegotiation of the NEA agreement, which we are anticipating in the second half of the year. We were pleased to note Ofgem's recent announcement of its provisional decision to approve the proposed out of court settlement between the parties and await the final decision, expected later this month.

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Net capital expenditure for the half year was (Pounds)35 million, a decrease of
(Pounds)14 million, and comprised (Pounds)21 million on coal and gas-fired generation assets, (Pounds)5 million on a Private Finance Initiative to provide a sewage treatment plant which will manufacture waste derived fuel and (Pounds)9 million on other projects including gas storage at Hatfield Moor, windfarms and new systems. Forecast net capital expenditure for the full year is expected to be around (Pounds)100 million.

Progress against priorities:

..    Enhance margins through our integrated operations

In the wholesale electricity market, prices remain low, down by approximately 22% compared to the first half last year, but remain above our marginal cost of generation. Low wholesale prices improve the profitability of our downstream business to the extent that we use our own generation and market purchases to meet customer demand, but long-term purchase contracts restrict, for the time being, the margin benefit we can derive from current market conditions. Equally, short-term sales contracts with large industrial and commercial customers quickly reflect movements in the wholesale market, restricting supply margins from this sector.

Competition at the retail level remains intense. We are achieving modest increases in net customer numbers through the replacement of losses to our historic customer base with newly acquired customers, although this process does incur sales and processing costs.

To help offset these pressures we continue to focus on delivering value through our integrated operation along the energy value chain. We believe we maintain a market leading performance in the Balancing Mechanism using our flexible gas, coal and pumped storage generation to provide a highly competitive offering to the NETA System Operator.

The loss of output from British Energy's Torness power station has been successfully managed, with the shortfall in power being made up from our own generating stations or through market purchases, with a consequent positive financial impact. ScottishPower has minimal financial exposure to British Energy and TXU Europe. We continue to monitor their situations.

In March 2002 Scottish Coal's Longannet deep mine complex suffered a flood causing permanent closure of the mine. We are successfully sourcing adequate supplies of good quality coal from other areas, both locally and abroad, at prices favourable to those that existed under the deep mine contract.

The potential recovery of our NETA notification error costs has been delayed until at least October 2003, since other market participants have now made claims for recovery of larger and more recent errors and there are a large number of claims awaiting appeal.

UK Division has launched a business transformation aimed at driving improvements across our retail supply business. This programme is underpinned by 6 Sigma methodology. In the half year to September 2002 we have achieved revenue and cost benefits of (Pounds)5 million. Since the inception of our continuous improvement programme, some 15 months ago, we have achieved savings of (Pounds)20 million in areas such as billing,

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debt and customer registration business processes. In addition, a targeted manpower reduction of 500 full-time equivalent employees has been delivered since December 2001.

..    Grow customer numbers and improve customer service

We have successfully grown our customer base to over 3.5 million, with more recently 15,000 net new customers captured per month, against the continuing trend of declining customer numbers for many companies. We have continued to reduce churn, with the overall churn in this first half five percentage points lower than for the equivalent period last year.

Customer service performance in the first half has improved on the same period last year. Following the completion of the migration of domestic and small business customers to a single billing platform last year, further system improvements were introduced in our call centres, with the roll out completed in early October 2002. We consistently achieved our target service levels in the call centre during the roll out of this major exercise. Billing related issues have been reduced by 25% in the first half, and are now stabilised, improving service to customers and helping to lower our costs.

..    Make selective investments using proven knowledge and skills

ScottishPower is the UK's largest developer of windfarms and we remain on target to achieve 10% of generation from renewable resources by 2010. The planning application for the 240 MW Whitelee windfarm, having been approved by the three relevant local authorities, is now with the Scottish Executive for final ratification. We will shortly be awarding the contract for the construction of the 30 MW Cruach Mhor windfarm and planning consent is being sought for a further four sites. We have operational windfarms totalling 128 MW, with 30 MW of capacity under construction and planning applications submitted and awaiting approval for a further 445 MW.

PACIFICORP POWER MARKETING, INC. (PPM)

PPM is ScottishPower's competitive US energy company, focused on providing environmentally responsible energy products to wholesale customers. Its principal assets are thermal and renewable generation resources and gas storage assets, all of which serve western markets. The strategic priorities of PPM are to:

..    Grow its renewable/thermal energy portfolio and gas storage/hub services
..    Optimise returns through integration of assets, trading and commercial activities

Operating profit for the quarter in PPM was (Pounds)7 million, bringing operating profit for the half year to (Pounds)11 million, compared to a loss of (Pounds)6 million in the six months to 30 September 2001. The increase in operating profit for the half year is mainly due to increased contribution from its thermal and renewable generation businesses of (Pounds)21 million and the gas storage and hub facility in Alberta, Canada of (Pounds)4 million. These increases were in part offset by higher depreciation charges and other operating costs to support business growth.

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Net capital spend for the half year was (Pounds)11 million, a decrease of
(Pounds)145 million on the equivalent period in the previous year when the majority of the spend was on Klamath Falls and West Valley gas turbine plants. In the current half year, capital expenditure was principally incurred on completing the facility at West Valley. Forecast net capital expenditure for the full year is expected to be about (Pounds)27 million ($40 million) for completion of announced projects and further development projects. This does not include discretionary funds for strategic market opportunities.

Progress against priorities:

..    Grow its renewable/thermal energy portfolio and gas storage/hub services

To continue growing its renewable energy business, PPM signed an agreement in October 2002 with FPL Energy, an FPL Group subsidiary, to purchase the output of an approximately 150 MW windfarm, known as High Winds, in northern California. As it did with the Stateline Wind Energy Center in Oregon and Washington, PPM will add to its portfolio the entire output from the High Winds windfarm to sell to wholesale electricity customers in California who are looking for high quality renewable energy products.

In order to meet growing customer demand in a favourable public policy environment through a cost-effective renewable resource, PPM is also developing an approximately 50 MW windfarm in the Mid-west, its first in this region, at a proven, high quality wind resource site. The project is being developed in conjunction with a long-term power sales agreement PPM has signed with a regional regulated utility.

PPM continues to develop power generating and supply arrangements and has under consideration several wind opportunities in strategic locations in the western and mid-western US. PPM expects to secure a total of at least 300 MW of new wind generation through its own development as well as long-term purchases this year.

With the expected increase in the number of gas-fired electric generation facilities in the US, demand for new gas storage capacity over the next 20 years is expected to rise. As part of its development of gas storage assets, PPM is pursuing a strategy to connect PPM and its customers to the largest gas supply basins and markets in North America.

We announced on 8 August 2002 our intention to acquire from Aquila Corp. the 21 billion cubic feet (Bcf) Katy gas storage facility near Houston, Texas, and four other development sites for an estimated $180 million. The Katy transaction is expected to be completed in the third quarter of this financial year, and is expected to be accretive to earnings in its first full year. The proposed Katy acquisition is consistent with the company's strategic priorities and complements PPM's other gas storage asset in Alberta, Canada, which is one of the North America's most active trading locations. During the quarter, PPM also expanded the Alberta facility by 20% to meet market demand.

In July 2002, the FERC dismissed claims by California entities against PPM's contract with the California Department of Water Resources (CDWR). We continue to supply 200 MW to CDWR and receive payment in accordance with the original contract signed in July 2001. In addition, in September 2002, the state passed a renewable portfolio standard requiring investor-owned utilities in the state to supply 20% of their energy from wind, solar or geothermal sources by 2017. We are encouraged by the strong market interest in wind power in the state.

..    Optimise returns through integration of assets, trading and commercial activities

PPM creates value by securing quality assets at strategic locations and by locking in value with long-term contracts with creditworthy customers. PPM focuses on maximising value from each asset. Our diverse portfolio of resources and contracts provides us with opportunities either to generate or buy power to serve customers using alternate delivery points, whichever is the most economic option. Through the close integration of plant and contract dispatch options with real time market and storage options, PPM secures the maximum value from its business.

PPM will continue to evaluate any discretionary transactions, such as the acquisition of the Katy gas storage facility, on their own merits. However, any such transaction must be a strong fit with PPM's announced strategy and provide both immediate and long-term shareholder value.

CONCLUSION

Each of our four businesses is clearly focused on its strategic priorities, which are aligned with our strategy to become a leading international energy player. PacifiCorp is a key player in the western US market. Our Infrastructure Division is on track to become one of the most efficient UK network businesses, and the UK Division is a well balanced and integrated business. Our competitive US business, PPM, is growing prudently through selective expansion in renewables and gas storage services.

Our half year results today demonstrate good progress against our strategic priorities and the outlook for the full year remains in line with our expectations.

INVESTOR CALENDAR

13 November 2002    Shares go ex-dividend for the 2/nd/ quarter
15 November 2002    Last date for registering transfers to receive the 2/nd/
                    quarter dividend
16 December 2002    2nd quarter dividend payable
5 February 2003     3rd quarter results
14 March 2003       3rd quarter dividend payable
7 May 2003          Full year results
16 June 2003        4th quarter dividend payable

SAFE HARBOR

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained herein are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements in this document include, but are not limited to, statements in: "Financial Overview" relating to ScottishPower's target dividend cover; "PacifiCorp" relating to its ROE target and $1 billion EBIT, network investments to upgrade capacity and reliability, investments in hedges to mitigate risk, excellent customer service, achieving the benefits of the Transition Plan, reaching a consensus on the MSP by December 2002, implementation of the MSP, RSP and IRP and the role of RTO West in stabilizing electricity transmission in the United States and Canada; "Infrastructure Division" relating to forecast net capital expenditure, ScottishPower's goal to be at or near the regulatory efficiency frontier by April 2005, the OHL Programme's effect on the network, high standards of customer service and value adding investments; "UK Division" relating to maintaining a market leading performance in the Balancing Mechanism, the benefits of integrated operations and growing customer numbers and better customer service; "PacifiCorp Power Marketing, Inc." relating to growing ScottishPower's renewable/thermal energy portfolio and gas storage/hub services, expectations of increased demand for new gas storage capacity and the Katy transaction's effects. Additional information regarding issues that could lead to material changes in performance is contained in the section entitled "Cautionary statement for purposes of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995" on page 55 of the Company's Annual Report and Accounts / Form 20-F for 2001/02 filed with the Securities and Exchange Commission.

ScottishPower wishes to caution readers, and others to whom forward-looking statements are addressed, that any such forward-looking statements are not guarantees of future performance and that actual results may differ materially from estimates in the forward-looking statements. ScottishPower undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof. In addition to the important factors described elsewhere in this document, the following important factors, among others, could affect the group's actual future:

     - any regulatory changes (including changes in environmental regulations) that may increase the operating costs of the group, may require the group to make unforeseen capital expenditures or may prevent the regulated business of the group from achieving acceptable returns;

     - future levels of industry generation and supply, demand and pricing, political stability, competition and economic growth in the relevant areas in which the group has operations;

     -    the success of reorganizational and cost-saving efforts;

     - development and use of technology, the actions of competitors, natural disasters and other changes to business conditions.


Further Information:

Andrew Jamieson   Head of Investor Relations         +44 141 636 4527
Colin McSeveny    Group Media Relations Manager      +44 141 636 4515

High resolution images of Ian Russell (Chief Executive) and David Nish (Finance Director) are available for the media to view and download free of charge from www.vismedia.co.uk

Group Profit and Loss Account
for the three months ended 30 September 2002

                                                                                 Three months ended 30 September
                                                                         Continuing
                                                                         operations
                                                                           and        Continuing   Discontinued
                                                                          Total       operations    operations     Total
                                                                           2002          2001          2001         2001
                                                                Notes   (Pounds)m     (Pounds)m     (Pounds)m     (Pounds)m
Turnover: group and share of joint ventures and associates                1,215.6       1,370.5        237.8       1,608.3
Less: share of turnover in joint ventures                                    (6.0)         (3.0)           -          (3.0)
Less: share of turnover in associates                                        (0.2)            -            -             -
                                                                         --------      --------      -------      --------
Group turnover                                                    2       1,209.4       1,367.5        237.8       1,605.3
Cost of sales                                                              (760.8)     (1,148.7)      (154.5)     (1,303.2)
                                                                         --------      --------      -------      --------

Gross profit                                                                448.6         218.8         83.3         302.1
Transmission and distribution costs                                        (117.8)       (108.7)        (9.4)       (118.1)
Administrative expenses (including goodwill amortisation)                  (144.2)       (146.1)       (50.8)       (196.9)
Other operating income                                                        6.6           9.1          0.7           9.8
Utilisation of Appliance
Retailing disposal provision                                                    -             -         12.7          12.7
                                                                         --------      --------      -------      --------
Operating profit before goodwill amortisation                               227.8           9.6         37.1          46.7
Goodwill amortisation                                                       (34.6)        (36.5)        (0.6)        (37.1)
                                                                         --------      --------      -------      --------

Operating profit/(loss)                                           2         193.2         (26.9)        36.5           9.6
Share of operating loss in joint ventures                                    (1.2)         (1.3)           -          (1.3)
                                                                         --------      --------      -------      --------
Profit/(loss) on ordinary activities before interest                        192.0         (28.2)        36.5           8.3
Net interest and similar charges
-Group                                                                      (40.6)        (78.3)       (10.8)        (89.1)
-Joint ventures                                                              (1.5)         (1.8)           -          (1.8)
                                                                         --------      --------      -------      --------
                                                                            (42.1)        (80.1)       (10.8)        (90.9)
                                                                         --------      --------      -------      --------
Profit/(loss) on ordinary activities before goodwill
amortisation and taxation                                                   184.5         (71.8)        26.3         (45.5)
Goodwill amortisation                                                       (34.6)        (36.5)        (0.6)        (37.1)
                                                                         --------      --------      -------      --------
Profit/(loss) on ordinary activities before taxation                        149.9        (108.3)        25.7         (82.6)
Taxation                                                          4         (47.7)         24.5        (13.6)         10.9
                                                                         --------      --------      -------      --------
Profit/(loss) after taxation                                                102.2         (83.8)        12.1         (71.7)
Minority interests                                                           (1.5)         (1.5)        11.0           9.5
                                                                         --------      --------      -------      --------
Profit/(loss) for the period                                                100.7         (85.3)        23.1         (62.2)
Dividends                                                         6        (132.7)       (125.9)           -        (125.9)
                                                                         --------      --------      -------      --------
Loss retained                                                               (32.0)       (211.2)        23.1        (188.1)
                                                                         --------      --------      -------      --------
Earnings/(loss) per ordinary share                                5          5.46p        (4.65)p       1.26p        (3.39)p
Adjusting item
- goodwill amortisation                                                      1.88p         1.99p        0.03p         2.02p
                                                                         --------      --------      -------      --------

Earnings/(loss) per ordinary share before goodwill amortisation   5          7.34p        (2.66)p       1.29p        (1.37)p
                                                                         --------      --------      -------      --------
Diluted earnings/(loss) per ordinary share                        5          5.46p                                   (3.38)p
Adjusting item - goodwill amortisation                                       1.87p                                    2.02p
                                                                         --------                                 --------
Diluted earnings/(loss) per ordinary share before
goodwill amortisation                                             5          7.33p                                   (1.36)p
                                                                         --------                                 --------
Dividend per ordinary share                                       6         7.177p                                   6.835p
                                                                         --------                                 --------

The Notes on pages x to x form part of these Accounts.

Group Profit and Loss Account
for the six months ended 30 September 2002

                                                                              Six months ended 30 September 2002
                                                                             Continuing  Discontinued
                                                                             operations   operations     Total
                                                                                2002         2002         2002
                                                               Notes         (Pounds)m    (Pounds)m    (Pounds)m

Turnover:
group and share of joint ventures and associates                               2,430.2         26.7      2,456.9
Less: share of turnover in joint ventures                                         (9.6)           -         (9.6)
Less: share of turnover in associates                                             (0.3)           -         (0.3)
                                                                             ---------    ---------    ---------
Group turnover                                                     2           2,420.3         26.7      2,447.0
Cost of sales                                                                 (1,510.2)       (11.4)    (1,521.6)
                                                                             ---------    ---------    ---------
Gross profit                                                                     910.1         15.3        925.4
Transmission and distribution costs                                             (236.5)           -       (236.5)
Administrative expenses (including goodwill amortisation)                       (319.9)        (1.3)      (321.2)
Other operating income                                                            11.9            -         11.9
                                                                             ---------    ---------    ---------
Operating profit before goodwill amortisation                                    436.9         14.0        450.9
Goodwill amortisation                                                            (71.3)           -        (71.3)
                                                                             ---------    ---------    ---------
Operating profit                                                   2             365.6         14.0        379.6
Share of operating loss in joint ventures                                         (3.0)           -         (3.0)
                                                                             ---------    ---------    ---------
Profit on ordinary activities before interest                                    362.6         14.0        376.6
Net interest and similar charges
-Group                                                                          (105.3)        (3.0)      (108.3)
-Joint ventures                                                                   (3.0)           -         (3.0)
                                                                             ---------    ---------    ---------
                                                                                (108.3)        (3.0)      (111.3)
                                                                             ---------    ---------    ---------

Profit on ordinary activities before goodwill
amortisation and taxation                                                        325.6         11.0        336.6
Goodwill amortisation                                                            (71.3)           -        (71.3)
                                                                             ---------    ---------    ---------
Profit on ordinary activities before taxation                                    254.3         11.0        265.3
Taxation                                                           4             (80.8)        (3.4)       (84.2)
                                                                             ---------    ---------    ---------
Profit after taxation                                                            173.5          7.6        181.1
Minority interests                                                                (2.7)           -         (2.7)
                                                                             ---------    ---------    ---------
Profit for the period                                                            170.8          7.6        178.4
Dividends                                                          6            (265.2)           -       (265.2)
                                                                             ---------    ---------    ---------
Loss retained                                                                    (94.4)         7.6        (86.8)
                                                                             ---------    ---------    ---------
Earnings per ordinary share                                        5             9.27p        0.41p        9.68p
Adjusting item
- goodwill amortisation                                                          3.87p            -        3.87p
                                                                             ---------    ---------    ---------
Earnings per ordinary share before goodwill
amortisation                                                       5            13.14p        0.41p       13.55p
                                                                             ---------    ---------    ---------

Diluted earnings per ordinary share                                5                                       9.66p
Adjusting item
- goodwill amortisation                                                                                    3.86p
                                                                                                       ---------
Diluted earnings per ordinary share before goodwill
amortisation                                                       5                                      13.52p
                                                                                                       ---------
Dividends per
ordinary share                                                     6                                     14.354p
                                                                                                       ---------

The Notes on pages x to x form part of these Accounts.

Group Profit and Loss Account
for the six months ended 30 September 2001

                                                                         Six months ended 30 September 2001
                                                                                    Exceptional
                                                                                        item-          Total
                                                       Continuing    Discontinued  discontinued     discontinued
                                                       operations     operations    operations       operations       Total
                                                          2001           2001          2001             2001          2001
                                               Notes    (Pounds)m     (Pounds)m      (Pounds)m       (Pounds)m     (Pounds)m
Turnover:
group and share of joint ventures
and associates                                           2,828.8          468.2               -           468.2       3,297.0
Less: share of turnover
in joint ventures                                           (7.0)             -               -               -          (7.0)
Less: share of turnover
in associates                                               (0.1)             -               -               -          (0.1)
                                                       ---------      ---------       ---------      ----------     ---------
Group turnover                                     2     2,821.7          468.2               -           468.2       3,289.9
Cost of sales                                           (2,237.2)        (300.7)              -          (300.7)     (2,537.9)
                                                       ---------      ---------       ---------      ----------     ---------
Gross profit                                               584.5          167.5               -           167.5         752.0
Transmission and distribution costs                       (245.7)         (17.5)              -           (17.5)       (263.2)
Administrative expenses
(including goodwill amortisation)                         (248.5)        (101.5)              -          (101.5)       (350.0)
Other operating income                                      19.9            1.0               -             1.0          20.9
Utilisation of Appliance
Retailing disposal provision                                   -           12.7               -            12.7          12.7
                                                       ---------      ---------       ---------      ----------     ---------
Operating profit before
goodwill amortisation                                      183.6           63.4               -            63.4         247.0
Goodwill amortisation                                      (73.4)          (1.2)              -            (1.2)        (74.6)
                                                       ---------      ---------       ---------      ----------     ---------
Operating profit                                   2       110.2           62.2               -            62.2         172.4
Share of operating
loss in joint ventures                                      (0.2)             -               -               -          (0.2)
                                                       ---------      ---------       ---------      ----------     ---------
                                                           110.0           62.2               -            62.2         172.2
Provision for loss on disposal of and
withdrawal from Appliance Retailing
before goodwill write back                                     -              -          (105.0)         (105.0)       (105.0)
Goodwill write back                                            -              -           (15.1)          (15.1)        (15.1)
                                                       ---------      ---------       ---------      ----------     ---------
Provision for loss on disposal of
and withdrawal from Appliance Retailing            3           -              -          (120.1)         (120.1)       (120.1)
                                                       ---------      ---------       ---------      ----------     ---------
Profit/(loss) on ordinary activities
before interest                                            110.0           62.2          (120.1)          (57.9)         52.1
Net interest and similar charges
-Group                                                    (162.5)         (20.9)              -           (20.9)       (183.4)
-Joint ventures                                             (3.6)             -               -               -          (3.6)
                                                       ---------      ---------       ---------      ----------     ---------
                                                          (166.1)         (20.9)              -           (20.9)       (187.0)
                                                       ---------      ---------       ---------      ----------     ---------
Profit/(loss) on ordinary activities
before goodwill amortisation and taxation                   17.3           42.5          (120.1)          (77.6)        (60.3)
Goodwill amortisation                                      (73.4)          (1.2)              -            (1.2)        (74.6)
                                                       ---------      ---------       ---------      ----------     ---------
Loss on ordinary activities before
taxation                                                   (56.1)          41.3          (120.1)          (78.8)       (134.9)
Taxation                                           4         9.2          (22.0)           21.0            (1.0)          8.2
                                                       ---------      ---------       ---------      ----------     ---------
Loss after taxation                                        (46.9)          19.3           (99.1)          (79.8)       (126.7)
Minority interests                                          (4.2)          22.0               -            22.0          17.8
                                                       ---------      ---------       ---------      ----------     ---------
Loss for the period                                        (51.1)          41.3           (99.1)          (57.8)       (108.9)
Dividends                                          6      (251.3)             -               -               -        (251.3)
                                                       ---------      ---------       ---------      ----------     ---------
Loss retained                                             (302.4)          41.3           (99.1)          (57.8)       (360.2)
                                                       ---------      ---------       ---------      ----------     ---------
Loss per ordinary share                            5       (2.79)p         2.25p          (5.40)p         (3.15)p       (5.94)p
Adjusting items
- exceptional item                                             -              -            5.40p           5.40p         5.40p
- goodwill amortisation                                     4.00p          0.07p              -            0.07p         4.07p
                                                       ---------      ---------       ---------      ----------     ---------
Earnings per ordinary share before
exceptional item and goodwill
amortisation                                       5        1.21p          2.32p              -            2.32p         3.53p
                                                       ---------      ---------       ---------      ----------     ---------
Diluted loss per ordinary share                    5                                                                    (5.92)p
Adjusting items
- exceptional item                                                                                                       5.39p
- goodwill amortisation                                                                                                  4.05p
Diluted earnings per ordinary share                                                                                 ---------
before exceptional item and goodwill
amortisation                                       5                                                                     3.52p
                                                                                                                    ---------
Dividends per ordinary share                       6                                                                    13.67p
                                                                                                                    ---------

The Notes on pages x to x form part of these Accounts.

Statement of Total Recognised Gains and Losses for the six months ended 30 September 2002

                                                                                    Six months ended
                                                                                      30 September
                                                                                  2002         2001
                                                                                (Pounds)m    (Pounds)m
Profit/(loss) for the period                                                       178.4       (108.9)
Exchange movement on translation of overseas results and net assets               (375.6)      (136.4)
Currency translation differences on foreign currency hedging                       316.3            -
                                                                                 -------      -------

Total recognised gains and losses for the period                                   119.1       (245.3)
                                                                                 -------      -------

Reconciliation of Movements in Shareholders' Funds for the six months ended 30 September 2002

                                                                                    Six months ended
                                                                                      30 September
                                                                                  2002         2001
                                                                                (Pounds)m    (Pounds)m
Profit/(loss) for the period                                                       178.4       (108.9)
Dividends                                                                         (265.2)      (251.3)
                                                                                 -------      -------
Loss retained                                                                      (86.8)      (360.2)
Exchange movement on translation of overseas results and net assets               (375.6)      (136.4)
Currency translation differences on foreign currency hedging                       316.3            -
Share capital issued                                                                 6.4          8.5
Impairment of goodwill previously written off to reserves                              -         15.1
                                                                                 -------      -------
Net movement in shareholders' funds                                               (139.7)      (473.0)
Opening shareholders' funds                                                      4,731.4      5,893.2
                                                                                 -------      -------
Closing shareholders' funds                                                      4,591.7      5,420.2
                                                                                 -------      -------

The Notes on pages x to x form part of these Accounts.

Group Cash Flow Statement
for the six months ended 30 September 2002

                                                         Six months ended
                                                           30 September
                                                          2002      2001
                                                Notes  (Pounds)m  (Pounds)m
----------------------------------------------------------------------------
Cash inflow from operating activities             7       620.5      352.9
Dividends received from associates
and joint ventures                                          0.7        5.2
Returns on investments and
servicing of finance                                     (162.0)    (189.7)
Taxation                                                 (117.9)     (22.7)
-----------------------------------------------------   -------   --------
Free cash flow                                            341.3      145.7
Capital expenditure and
financial investment                                     (349.8)    (546.2)
-----------------------------------------------------   -------   --------
Cash flow before acquisitions
and disposals                                              (8.5)    (400.5)
Acquisitions and disposals                              1,907.9      149.8
Equity dividends paid                                    (258.6)    (244.8)
-----------------------------------------------------   -------   --------
Cash inflow/(outflow) before use of
liquid resources and financing                          1,640.8     (495.5)
Management of liquid resources                    8      (807.5)    (176.8)
Financing
-Issue of ordinary share capital                            6.4        8.5
-Redemption of preferred stock of PacifiCorp               (5.1)     (69.5)
-(Decrease)/increase in debt                      8      (811.3)     826.1
                                                        -------   --------
                                                         (810.0)     765.1
-----------------------------------------------------   -------   --------
Increase in cash in period                        8        23.3       92.8
-----------------------------------------------------   -------   --------
Free cash flow represents cash flow from operating activities after adjusting for dividends received from associates and joint ventures, returns on investments and servicing of finance and taxation.

Reconciliation of Net Cash Flow to Movement in Net Debt for the six months ended 30 September 2002

                                                                    Six months ended
                                                                      30 September
                                                                    2002       2001
                                                           Note  (Pounds)m  (Pounds)m
Increase in cash in period                                            23.3       92.8
Cash outflow/(inflow) from decrease/(increase) in debt               811.3     (826.1)
Cash outflow from movement in liquid resources                       807.5      176.8
--------------------------------------------------------------   ---------  ---------
Change in net debt resulting from cash flows                       1,642.1     (556.5)
Net debt disposed                                                    100.0          -
Foreign exchange movement                                            273.6       78.2
Other non-cash movements                                              (1.3)    (103.5)
--------------------------------------------------------------   ---------  ---------
Movement in net debt in period                                     2,014.4     (581.8)
Net debt at end of previous period                                (6,208.4)  (5,285.1)
--------------------------------------------------------------   ---------  ---------
Net debt at end of period                                    8    (4,194.0)  (5,866.9)
--------------------------------------------------------------   ---------  ---------

The Notes on pages x to x form part of these Accounts.

Group Balance Sheet
as at 30 September 2002

                                                  30 September    30 September     31 March
                                                       2002           2001           2002
                                        Notes       (Pounds)m       (Pounds)m      (Pounds)m
Fixed assets
Intangible assets - goodwill                         2,347.4         2,679.5        2,658.9
Tangible assets                                      8,771.3        12,065.3       11,652.3
Investments
-Investments in joint ventures:
 Share of gross assets                                 107.9           111.6          119.3
 Share of gross liabilities                            (72.0)          (73.7)         (82.4)
                                                    --------        --------       --------
                                                        35.9            37.9           36.9
-Investments in associates                               3.4             5.0            5.2
-Other investments                                     254.0           244.2          223.5
                                                    --------        --------       --------
                                                       293.3           287.1          265.6
                                                    --------        --------       --------
                                                    11,412.0        15,031.9       14,576.8
                                                    --------        --------       --------
Current assets
Stocks                                                 182.3           212.3          167.0
Debtors
- Gross debtors                                      1,371.6         1,558.2        1,448.2
- Less non-recourse financing                         (163.3)         (263.5)        (257.4)
                                                    --------        --------       --------
                                                     1,208.3         1,294.7        1,190.8
Short-term bank and other deposits                   1,224.5           473.8          380.8
                                                    --------        --------       --------
                                                     2,615.1         1,980.8        1,738.6
                                                    --------        --------       --------
Creditors: amounts falling due within
one year
Loans and other borrowings                            (587.8)       (1,164.8)      (1,226.8)
Other creditors                                     (1,520.8)       (2,187.2)      (1,951.9)
                                                    --------        --------       --------
                                                    (2,108.6)       (3,352.0)      (3,178.7)
                                                    --------        --------       --------
Net current assets/(liabilities)                       506.5        (1,371.2)      (1,440.1)
                                                    --------        --------       --------
Total assets less current liabilities               11,918.5        13,660.7       13,136.7
Creditors: amounts falling due after
more than one year
Loans and other borrowings                          (4,830.7)       (5,175.9)      (5,362.4)
Provisions for liabilities and charges
 -Deferred tax                                      (1,271.3)       (1,596.7)      (1,691.2)
 -Other provisions                                    (624.3)         (747.2)        (713.8)
                                                    --------        --------       --------
                                                    (1,895.6)       (2,343.9)      (2,405.0)
Deferred income                                       (526.5)         (532.1)        (551.2)
                                                    --------        --------       --------
Net assets                                2          4,665.7         5,608.8        4,818.1
                                                    --------        --------       --------
Called up share capital                                927.2           925.4          926.3
Share premium                                        2,259.6         3,747.3        2,254.1
Revaluation reserve                                     44.5           215.4           45.5
Capital redemption reserve                              18.3            18.3           18.3
Merger reserve                                         406.4           406.4          406.4
Profit and loss account                                935.7           107.4        1,080.8
                                                    --------        --------       --------
Equity shareholders' funds                           4,591.7         5,420.2        4,731.4
Minority interests (including non-equity)               74.0           188.6           86.7
                                                    --------        --------       --------
Capital employed                                     4,665.7         5,608.8        4,818.1
                                                    --------        --------       --------
Net asset value per ordinary share        5            247.0p          292.5p         254.8p
                                                    --------        --------       --------

The Notes on pages x to x form part of these Accounts.

Approved by the Board on 5 November 2002 and signed on its behalf by

Charles Miller Smith                        David Nish
Chairman                                    Finance Director



Notes to the Interim Accounts
for the six months ended 30 September 2002

1  Basis of preparation

(a) These interim Accounts have been prepared on the basis of accounting policies consistent with those set out in the Directors' Report and Accounts for the year ended 31 March 2002.

(b) The interim Accounts are unaudited but have been formally reviewed by the auditors and their report to the company is set out on page x. The information shown for the year ended 31 March 2002 does not constitute statutory Accounts within the meaning of Section 240 of the Companies Act 1985 and has been extracted from the full Accounts for the year ended 31 March 2002 filed with the Registrar of Companies. The report of the auditors on these Accounts was unqualified and did not contain a statement under either Section 237(2) or
Section 237(3) of the Companies Act 1985.

(c) The relevant exchange rates applied in the preparation of these interim Accounts are detailed in Note 11.

2  Segmental information

(a) Turnover by segment

                                                                            Three months ended 30 September
                                                                     Total               Inter-segment            External
                                                                    turnover               turnover               turnover
                                                                2002       2001        2002        2001       2002        2001
                                                 Notes        (Pounds)m  (Pounds)m   (Pounds)m   (Pounds)m  (Pounds)m   (Pounds)m
United Kingdom - continuing operations
UK Division - Generation, Trading and Supply                    430.7      429.8        (8.3)       (9.5)      422.4       420.3
Infrastructure Division - Power Systems                         157.6      148.7       (82.2)      (92.7)       75.4        56.0
                                                               ------     ------      ------      ------    --------    --------

United Kingdom total - continuing operations                                                                   497.8       476.3
                                                                                                            --------    --------
United States - continuing operations
US Division
PacifiCorp                                         (i)          649.6      869.2        (1.0)          -       648.6       869.2
PacifiCorp Power Marketing                         (i)           65.2       22.0        (2.2)          -        63.0        22.0
                                                               ------     ------      ------      ------    --------    --------

United States total - continuing operations                                                                    711.6       891.2
                                                                                                            --------    --------
Total continuing operations                                                                                  1,209.4     1,367.5
                                                                                                            --------    --------
United Kingdom - discontinued operations
Southern Water                                                      -       107.2          -        (0.1)          -       107.1
Thus                                                                -        73.8          -        (7.9)          -        65.9
Appliance Retailing                                                 -        65.3          -        (0.5)          -        64.8
                                                               ------     ------      ------      ------    --------    --------
United Kingdom total - discontinued operations                                                                     -       237.8
                                                                                                            --------    --------
Total                                             (ii)                                                       1,209.4     1,605.3
                                                                                                            --------    --------

                                                                           Six months ended 30 September
                                                                    Total           Inter-segment        External
                                                                   turnover          turnover            turnover
                                                                2002     2001       2002     2001      2002      2001
                                                   Notes     (Pounds)m (Pounds)m  (Pounds)m(Pounds)m (Pounds)m (pounds)m
United Kingdom-continuing operations
UK Division Generation, Trading and Supply                      865.5     911.3    (16.6)   (19.4)    848.9     891.9
Infrastructure Division-Power Systems                           314.9     300.5   (166.3)  (188.3)    148.6     112.2
                                                              -------   -------   ------   ------   -------   -------
United Kingdom total-continuing operations                                                            997.5   1,004.1
                                                                                                    -------   -------
United States-continuing operations
US Division
PacifiCorp                                           (i)      1,296.1   1,773.6     (1.7)       -   1,294.4   1,773.6
PacifiCorp Power Marketing                           (i)        131.0      44.0     (2.6)       -     128.4      44.0
                                                              -------   -------   ------   ------   -------   -------
United States total-continuing operations                                                           1,422.8   1,817.6
                                                                                                    -------   -------
Total continuing operations                                                                         2,420.3   2,821.7
                                                                                                    -------   -------
United Kingdom-discontinued operations
Southern Water                                                  26.7      213.0        -     (0.5)     26.7     212.5
Thus                                                               -      140.8        -    (15.9)        -     124.9
Appliance Retailing                                                -      132.4        -     (1.6)        -     130.8
                                                             -------    -------   ------   ------   -------   -------
United Kingdom total-discontinued operations                                                           26.7     468.2
                                                                                                    -------   -------
Total                                               (ii)                                            2,447.0   3,289.9
                                                                                                    -------   -------

(b) Operating profit/(loss) by segment

                                                                          Three months ended 30 September
                                                        Before                                  Before
                                                       goodwill      Goodwill                  goodwill      Goodwill
                                                     amortisation  amortisation              amortisation  amortisation
                                                        2002           2002        2002          2001          2001        2001
                                              Note    (Pounds)m      (Pounds)m   (Pounds)m     (Pounds)m     (Pounds)m   (Pounds)m
United Kingdom - continuing operations
UK Division-Generation, Trading and Supply              (11.2)         (1.3)      (12.5)         (3.8)         (1.2)       (5.0)
Infrastructure Division-Power Systems                    91.4             -        91.4          85.7             -        85.7
                                                       ------        ------      ------        ------         -----      ------
United Kingdom total-continuing operations               80.2          (1.3)       78.9          81.9          (1.2)       80.7
                                                       ------        ------      ------        ------         -----      ------

United States-continuing operations
US Division
PacifiCorp                                     (i)      140.8         (33.3)      107.5         (64.6)        (35.3)      (99.9)
PacifiCorp Power Marketing                     (i)        6.8             -         6.8          (7.7)            -        (7.7)
                                                       ------        ------      ------        ------         -----      ------

United States total - continuing operations             147.6         (33.3)      114.3         (72.3)        (35.3)     (107.6)
                                                       ------        ------      ------        ------         -----      ------

Total continuing operations                             227.8         (34.6)      193.2           9.6         (36.5)      (26.9)
                                                       ------        ------      ------        ------         -----      ------

United Kingdom-discontinued operations
Southern Water                                              -             -           -          53.3             -        53.3
Thus                                                        -             -           -         (16.2)         (0.6)      (16.8)
Appliance Retailing                                         -             -           -             -             -           -
                                                       ------        ------      ------        ------         -----      ------

United Kingdom total- discontinued operations               -             -           -          37.1          (0.6)       36.5
                                                       ------        ------      ------        ------         -----      ------
Total                                                   227.8         (34.6)      193.2          46.7         (37.1)        9.6
                                                       ------        ------      ------        ------         -----      ------

                                                                           Six months ended 30 September
                                                            Before                         Before
                                                           goodwill   Goodwill            goodwill   Goodwill
                                                            amorti     amorti              amorti     amorti
                                                            -sation    -sation            -sation    -sation
                                                             2002       2002      2002       2001       2001    2001
                                                    Note  (Pounds)m  (Pounds)m (Pounds)m (Pounds)m  (Pounds)m (Pounds)m
United Kingdom - continuing operations
UK Division-Generation, Trading and Supply                    (19.6)     (2.6)    (22.2)      0.4       (2.4)    (2.0)
Infrastructure Division - Power Systems                       170.4         -     170.4     162.8          -    162.8
                                                            -------    ------    ------    ------     ------   ------
United Kingdom total - continuing operations                  150.8      (2.6)    148.2     163.2       (2.4)   160.8
                                                            -------    ------    ------    ------     ------   ------
United States - continuing operations
US Division
PacifiCorp                                          (i)       274.9     (68.7)    206.2      25.9      (71.0)   (45.1)
PacifiCorp Power Marketing                          (i)        11.2         -      11.2      (5.5)         -     (5.5)
                                                            -------    ------    ------    ------    -------    -----
United States total - continuing operations                   286.1     (68.7)    217.4      20.4      (71.0)   (50.6)
                                                            -------    ------    ------    ------    -------    -----

Total continuing operations                                   436.9     (71.3)    365.6     183.6      (73.4)   110.2
                                                            -------    ------    ------    ------    -------   ------
United Kingdom - discontinued operations
Southern Water                                                 14.0         -      14.0     105.2          -    105.2
Thus                                                              -         -         -     (32.8)      (1.2)   (34.0)
Appliance Retailing                                               -         -         -      (9.0)         -     (9.0)
                                                            -------    ------    ------    ------    -------   ------
United Kingdom total - discontinued operations                 14.0         -      14.0      63.4       (1.2)    62.2
                                                            -------    ------    ------    ------    -------   ------
Total                                                         450.9     (71.3)    379.6     247.0      (74.6)   172.4
                                                            -------    ------    ------    ------    -------   ------

(c) Net assets by segment

                                                                                           30 Sept     30 Sept     31 March
                                                                                             2002        2001        2002
                                                                                  Notes   (Pounds)m   (Pounds)m    (Pounds)m

United Kingdom - continuing operations
UK Division - Generation, Trading and Supply                                    (iii)         793.2       701.7        873.4
Infrastructure Division-Power Systems                                           (iii)       2,127.1     2,050.9      2,070.7
                                                                                          ---------   ---------    ---------
United Kingdom total - continuing operations                                                2,920.3     2,752.6      2,944.1
                                                                                          ---------   ---------    ---------
United States - continuing operations
US Division
PacifiCorp                                                                      (i),(iii)   6,844.3     7,233.7      7,521.9
PacifiCorp Power Marketing                                                      (i),(iii)     260.5       269.6        254.1
                                                                                          ---------   ---------    ---------
United States total-continuing operations                                                   7,104.8     7,503.3      7,776.0
                                                                                          ---------   ---------    ---------
Total continuing operations                                                                10,025.1    10,255.9     10,720.1
                                                                                          ---------   ---------    ---------
United Kingdom-discontinued operations
Southern Water                                                                  (iii)             -     2,674.9      2,347.6
Thus                                                                            (iii)             -       482.1            -
Appliance Retailing                                                             (iii)             -       (47.0)           -
                                                                                          ---------   ---------    ---------
United Kingdom total - discontinued operations                                                    -     3,110.0      2,347.6
                                                                                          ---------   ---------    ---------
Unallocated net liabilities                                                     (iv)       (5,359.4)   (7,757.1)    (8,249.6)
                                                                                          ---------   ---------    ---------
Total                                                                                       4,665.7     5,608.8      4,818.1
                                                                                          ---------   ---------    ---------

(i) The former `PacifiCorp' segment has been separated into two reporting segments, PacifiCorp, the US regulated business and PacifiCorp Power Marketing, the competitive US energy business, which commenced substantive operations during 2001.

(ii) In the segmental analysis turnover is shown by geographical origin. Turnover analysed by geographical destination is not materially different.

(iii) The net assets by segment figures for 30 September 2001 have been restated in line with the revised basis of presentation adopted in the 2001/02 Annual Report and Accounts.

(iv) Unallocated net liabilities include net debt, dividends payable, tax liabilities and investments.

  3 Exceptional item

  An exceptional charge of (Pounds)120.1 million in the six months ended 30 September 2001, recognised after operating profit, related to the provision for loss on disposal of and withdrawal from the group's Appliance Retailing operations. This charge included (Pounds)15.1 million of goodwill previously written off to reserves.

4   Taxation

    The charge for taxation, including deferred tax, for the six month period ended 30 September 2002 reflects the anticipated effective rate for the year ending 31 March 2003 of 25%(2002:21.5%) on the profit before goodwill amortisation, exceptional item and taxation as detailed below:

                                                                     Six months
                                                                 ended 30 September
                                                                  2002       2001
                                                               (Pounds)m   (Pounds)m
Profit/(loss) on ordinary activities before taxation              265.3      (134.9)
Adjusting items
-exceptional item before taxation                                     -       120.1
-goodwill amortisation                                             71.3        74.6
                                                                 ------      ------
Profit on ordinary activities before goodwill amortisation,
exceptional item and taxation                                     336.6        59.8
                                                                 ------      ------

5   Earnings/(loss) and net asset value per ordinary share

(a) Earnings/(loss) per ordinary share have been calculated for all periods by dividing the profit/(loss) for the period by the weighted average number of ordinary shares in issue during the period, based on the following information:

                                                                      Three months ended         Six months ended
                                                                         30 September              30 September
                                                                       2002        2001         2002        2001
Profit/(loss) for the period ((Pounds)million)                          100.7      (62.2)        178.4      (108.9)
Basic weighted average share capital (number of shares, million)      1,843.1    1,835.6       1,842.7     1,834.5
Diluted weighted average share capital (number of shares, million)    1,846.1    1,840.7       1,846.4     1,839.9
                                                                      -------    -------       -------     -------

The difference between the basic and the diluted weighted average share capital is wholly attributable to outstanding share options and shares held in trust for the group's Employee Share Ownership Plan. These share options are dilutive by reference to continuing operations and accordingly a diluted EPS has been calculated which has the impact of reducing the net earnings/(loss) per ordinary share.

(b) The calculation of earnings/(loss) per ordinary share, on a basis which excludes the exceptional item and goodwill amortisation, is based on the following adjusted earnings/(loss):

                                             Three months ended 30 September
                                   Continuing
                                   operations
                                       and        Continuing   Discontinued
                                      Total       operations    operations     Total
                                       2002          2001          2001         2001
                                    (Pounds)m     (Pounds)m     (Pounds)m     (Pounds)m
Profit/(loss) for the period          100.7         (85.3)         23.1        (62.2)
Adjusting item
- goodwill amortisation                34.6          36.5           0.6         37.1
                                      ------        ------        ------       ------
Adjusted earnings/(loss)              135.3         (48.8)         23.7        (25.1)
                                      ------        ------        ------       ------

                                                                     Six months ended 30 September
                                                      Continuing   Discontinued             Continuing   Discontinued
                                                      operations    operations    Total     operations    operations     Total
                                                          2002         2002        2002         2001         2001         2001
                                                       (Pounds)m    (Pounds)m    (Pounds)m   (Pounds)m    (Pounds)m     (Pounds)m
Profit/(loss) for the period                             170.8           7.6       178.4       (51.1)       (57.8)       (108.9)
Adjusting items
- exceptional item (net of attributable  taxation)           -             -           -           -         99.1          99.1
- goodwill amortisation                                   71.3             -        71.3        73.4          1.2          74.6
                                                         -----         -----       -----       -----        -----         -----
Adjusted earnings                                        242.1           7.6       249.7        22.3         42.5          64.8
                                                         -----         -----       -----       -----        -----         -----

Adjusted earnings/(loss) per share has been presented in addition to earnings/(loss) per share calculated in accordance with FRS 14 in order that more meaningful comparisons of financial performance can be made.

(c) Net asset value per ordinary share has been calculated based on the following net assets and the number of shares in issue at the end of the respective financial periods (after adjusting for the effect of shares held in trust for the group's Sharesave Schemes and Employee Share Ownership Plan):

                                              30 Sept      30 Sept    31 March
                                               2002         2001        2002
Net assets (as adjusted)((Pounds)million)     4,555.1      5,383.1     4,692.5
Number of ordinary shares in issue
at the period end (as adjusted)
(number of shares, million)                  1,844.5      1,840.2     1,841.9
                                             -------      -------     -------

6  Dividends per ordinary share

The second interim dividend of 7.177 pence per ordinary share is payable on 16 December 2002 to shareholders on the register at 15 November 2002. This dividend, together with the first interim dividend for the quarter ended 30 June 2002 of 7.177 pence per ordinary share, represents total dividends of 14.354 pence per ordinary share for the first half of the financial year. In the previous year, a second interim dividend of 6.835 pence was declared for the quarter ended 30 September 2001, representing total dividends of 13.67 pence per ordinary share for the first half of the financial year.

7 Reconciliation of operating profit to net cash inflow from operating activities

                                                          Six months ended
                                                            30 September
                                                          2002        2001
                                                        (Pounds)m   (Pounds)m
Operating profit                                          379.6       172.4
Depreciation and amortisation                             301.2       360.5
(Profit)/loss on sale of tangible fixed assets             (0.8)        0.7
Release of deferred income                                 (6.0)       (8.9)
Movements in provisions for liabilities and charges       (53.0)      (68.9)
Increase in stocks                                        (30.8)      (10.7)
Decrease in debtors                                        17.3        28.6
Increase/(decrease) in creditors                           13.0      (120.8)
                                                         ------      ------
Net cash inflow from operating activities                 620.5       352.9
                                                         ------      ------
8 Analysis of net debt

                                                               Disposal                     Other          At
                                 At 1 April                 (excl. cash &                  non-cash   30 September
                                    2002       Cash flow      overdrafts)    Exchange      changes        2002
                                  (Pounds)m    (Pounds)m       (Pounds)m    (Pounds)m     (Pounds)m     (Pounds)m
Cash at bank                        302.8          53.6              -         (13.0)           -         343.4
Overdrafts                          (34.6)        (30.3)             -           2.3            -         (62.6)
                                                -------
                                                   23.3

Debt due after 1 year            (5,343.0)        165.4          100.0         265.9         (1.4)     (4,813.1)
Debt due within 1 year           (1,192.2)        645.9              -          21.0          0.1        (525.2)
Finance leases                      (19.4)            -              -           1.8            -         (17.6)
                                                -------
                                                  811.3
Other deposits                       78.0         807.5              -          (4.4)           -         881.1
                                 --------       -------          -----         -----         ----      --------
Total                            (6,208.4)      1,642.1          100.0         273.6         (1.3)     (4,194.0)
                                 --------       -------          -----         -----         ----      --------

'Other non-cash changes' to net debt represents amortisation of finance costs of (Pounds)1.4 million and a finance credit of (Pounds)0.1 million representing the effects of the Retail Price Index (RPI) on bonds carrying an RPI coupon.

9 Summary of differences between UK and US Generally Accepted Accounting Principles (`GAAP')

The consolidated Accounts of the group are prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. The effect of the US GAAP adjustments to profit/(loss) for the period and equity shareholders' funds are set out in the tables below.

(a) Reconciliation of profit/(loss) for the financial period to US GAAP:

                                                                Six months
                                                            ended 30 September
                                                             2002         2001
                                                         (Pounds)m    (Pounds)m
--------------------------------------------------------------------------------
Profit/(loss) for the financial period under UK GAAP       178.4       (108.9)
US GAAP adjustments:
 Amortisation of goodwill                                   71.3        (11.7)
 US regulatory net assets                                  (49.1)       133.2
 Pensions                                                   (7.4)        (1.3)
 Depreciation on revaluation uplift                          1.0          1.7
 Decommissioning and mine reclamation liabilities          (13.5)       (14.0)
 PacifiCorp Transition Plan costs                           (8.3)        (9.9)
 FAS 133 adjustment                                        196.2         14.3
 Other                                                     (12.1)         2.6
                                                          ------      -------
                                                           356.5          6.0
Deferred tax effect of US GAAP adjustments                   1.1        (44.5)
                                                          ------      -------
Profit/(loss) for the period under US GAAP before
cumulative adjustment for C15 and C16 (2001 FAS 133)       357.6        (38.5)
Cumulative adjustment for C15 and C16 (2001 FAS 133)       141.1        (61.6)
                                                          ------      -------
Profit/(loss) for the period under US GAAP                 498.7       (100.1)
                                                          ------      -------
Earnings/(loss) per share under US GAAP                    27.06p       (5.46)p
                                                          ------      -------
Diluted earnings/(loss) per share under US GAAP            27.01p       (5.46)p
                                                          ------      -------

The cumulative adjustment to the loss under US GAAP for the six months ended 30 September 2001 of (Pounds)61.6 million (net of tax) represented the cumulative effect on US GAAP earnings of adopting FAS 133 `Accounting for Derivative Instruments and Hedging Activities' at 1 April 2001. The cumulative adjustment to profit under US GAAP for the six months ended 30 September 2002 of (Pounds)141.1 million (net of tax) represents the cumulative effect on US GAAP earnings of adopting revised FAS 133 guidance effective from 1 April 2002 issued by the Derivatives Implementation Group (`DIG') under Issue C15 `Normal Purchase and Normal Sales Exception for Certain Option - Type Contracts and Forward Contracts in Electricity' and Issue C16 `Applying the Normal Purchases and Normal Sales Exception to Contracts that Combine a Forward Contract and Purchased Option Contract'.

FAS 142 `Goodwill and Other Intangible Assets' was effective for the group from 1 April 2002. In accordance with FAS 142, goodwill is no longer amortised under US GAAP and instead goodwill is subject to an impairment test performed at least annually. The adjustment `Amortisation of goodwill' for the six months ended 30 September 2002 represents the reversal of amortisation of goodwill charged under UK GAAP. The group has completed its initial transitional goodwill impairment analysis under FAS 142 and has concluded that goodwill is not impaired. The impact of reporting under FAS 142 for the six months ended 30 September 2001 would have been to reduce the loss under US GAAP by (Pounds)86.3 million to (Pounds)13.8 million and to reduce the loss per share under US GAAP by 4.70 pence per share to 0.76 pence per share.

(b) Effect on equity shareholders' funds of differences between UK GAAP and US
GAAP:

                                                     30 Sept   30 Sept    31 March
                                                      2002       2001       2002
                                                   (Pounds)m  (Pounds)m  (Pounds)m
Equity shareholders' funds under UK GAAP             4,591.7    5,420.2    4,731.4
US GAAP adjustments:
Goodwill                                               572.3    1,334.8      572.3
Business combinations                                 (158.7)    (182.9)    (174.2)
Amortisation of goodwill                               (16.3)    (181.5)     (84.2)
ESOP shares held in trust                              (36.6)     (37.1)     (38.9)
US regulatory net assets                             1,001.6      965.3    1,042.8
Pensions                                               218.8      243.0      222.9
Cash dividends                                         132.7      125.9      126.1
Revaluation of fixed assets                            (54.0)    (229.0)     (54.0)
Depreciation on revaluation uplift                       9.5       13.6        8.5
Decommissioning and mine reclamation liabilities        25.6       66.2       60.7
PacifiCorp Transition Plan costs                        67.4      103.7       86.9
FAS 133 adjustment                                     (93.2)    (317.7)    (308.2)
Other                                                  (15.5)      13.9       (3.4)
Deferred tax:
 Effect of US GAAP adjustments                        (393.8)    (292.8)    (316.9)
 Effect of differences in methodology                  (18.3)     (27.2)     (21.3)
                                                     -------    -------    -------
Equity shareholders' funds under US GAAP             5,833.2    7,018.4    5,850.5
                                                     -------    -------    -------

The FAS 133 adjustment represents the difference between accounting for derivatives under UK and US GAAP. FAS 133 requires all derivatives, as defined by the standard, to be marked to market value, except those which qualify for specific exemption under the standard or associated DIG guidance, for example those defined as normal purchases and normal sales. The derivatives which are marked to market value in accordance with FAS 133 include only certain of the group's commercial contractual arrangements as many of these arrangements are outside the scope of FAS 133. In addition, the effect of these changes in the fair value of certain long term contracts entered into to hedge PacifiCorp's future retail energy resource requirements, which are being marked to market value in accordance with FAS 133, are subject to regulation in the US and are therefore deferred as regulatory assets or liabilities pursuant to FAS 71 `Accounting for the Effects of Certain Types of Regulation'. The total FAS 133 adjustment included within equity shareholders' funds at 30 September 2002 of (Pounds)93.2 million is offset by a US regulatory net asset of (Pounds)378.4 million included within `US regulatory net assets' above.

10 Contingent liabilities

There have been no material changes to the group's contingent liabilities disclosed in the 2001/02 Annual Report and Accounts.

11 Exchange rates

The exchange rates applied in the preparation of the interim Accounts were as follows:

                                                              Six months ended
                                                                30 September
                                                           2002             2001
Average rate for quarters ending
30 June                                                   $1.46/(Pounds)   $1.42/(Pounds)
30 September                                              $1.55/(Pounds)   $1.44/(Pounds)
                                                          ------          ------
Closing rate as at 30 September                           $1.57/(Pounds)   $1.47/(Pounds)
                                                          ------          ------

The closing rate for 31 March 2002 was $1.42/(Pounds).

Independent review report to Scottish Power plc

Introduction

We have been instructed by the company to review the financial information, contained in the interim report, which comprises the Group Profit and Loss Accounts, the Statement of Total Recognised Gains and Losses, the Reconciliation of Movements in Shareholders' Funds, the Group Cash Flow Statement, the Reconciliation of Net Cash Flow to Movement in Net Debt, the Group Balance Sheet and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months ended 30 September 2002 and for the six months ended 30 September 2002.

PricewaterhouseCoopers
Chartered Accountants
Glasgow

5 November 2002